EXHIBIT 17.1

RESIGNATION OF POSITIONS
AS DIRECTOR AND OFFICER

TO:    Board of Directors – KonaRed Corporation (the "Company")

Please accept this letter as my resignation of the positions of: Member of the Board of Directors; and as Chief Financial Officer and Secretary and Treasurer of KonaRed Corporation. Such resignation to be effective March 18, 2014.

I confirm here that I have no disagreement with the Company relating to its operations, policies or practices and no not intend to provide the Company with any further correspondence regarding my resignation from these positions.

Date: March 18, 2014

/s/ Dana Roberts
Dana Roberts